RECEIVED

2004 NOV -1 P 1:38

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04045826

SembCorp
Industries

Rule 12g3-2(b) File No. 825109

16 October 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

PROCESSED
NOV 2004
THOMSON
FINANCIAL

Enc

C:jesstan/MasnetAnn/SECltr

MASNET No. 1 OF 16.10.2004
Announcement No. 1

Solitaire Arbitration

SembCorp Industries (SCI) announces that the High Court in England has, on October 15, 2004 granted permission for Sembawang Corporation (Sembawang) to appeal against the "Choice of Yard" ruling by the Arbitration Tribunal in the "Solitaire" ship conversion dispute.

SCI announced on June 25, 2004 that the Tribunal had ruled in May 2004 that the owner of "Solitaire" had not breached its contractual obligation to mitigate costs when it chose a Newcastle-upon-Tyne shipyard to complete the conversion work, rather than use another Singapore shipyard at a significantly lower cost. SCI then applied to the High Court for leave to appeal against the Tribunal's ruling.

The hearing for the appeal will be scheduled at a later date by the High Court.

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 16/10/2004 to the SGX